

Mail Stop 3561

January 12, 2016

Jeffrey D. Lawrence
Chief Financial Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48105

    Re: **Domino's Pizza, Inc.**
           Form 10-K for Fiscal Year Ended December 28, 2014
           Filed February 24, 2015
           File No. 001-32242
           Definitive Proxy Statement on Schedule 14A
           Filed March 12, 2015
           File No. 001-32242

Dear Mr. Lawrence:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Mara L. Ransom

                      Mara L. Ransom
                      Assistant Director
                      Office of Consumer Products

cc: Kenneth B. Rollin, Esq.